                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                       ----------------------------------
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13D
                                  ------------

                   Under the Securities Exchange Act of 1934
                   -----------------------------------------
                               (Amendment No. 1)*
                               ------------------

                          Phonetel Technologies, Inc.
                          ---------------------------
                                (Name of Issuer)

                    Common Stock, Par Value $0.01 Per Share
                    ---------------------------------------
                         (Title of Class of Securities)

                                   71921H406
                                   ---------
                                 (CUSIP Number)

                               Mr. William Austin
                                  212-446-1930
                         ING (U.S.) Capital Corporation
                              135 East 57th Street
                            New York, New York 10022
                            ------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                    Copy to:
                             Walter W. Driver, Jr.
                                King & Spalding
                           191 Peachtree Street, N.E.
                            Atlanta, Georgia  30303

                               December 16, 1996
                               -----------------
                         (Date of Event Which Requires
                           Filing of this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: / /

Check the following box if a fee is being paid with the Statement. / / (A fee is not required only if the reporting person (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                       (Continued on following pages)





                             Page 2 of 12 Pages

CUSIP NO. 71921H406

1.       NAME OF REPORTING PERSON
         S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

                 ING (U.S.) Capital Corporation

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  / /
                                                                     (b)  /X/

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*

                 WC ,

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                   / /

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                 Delaware

  NUMBER OF               7.      SOLE VOTING POWER                 2,048,240
   SHARES
BENEFICIALLY              8.      SHARED VOTING POWER                     -0-
  OWNED BY
    EACH                  9.       SOLE DISPOSITIVE POWER           2,048,240
 REPORTING
   PERSON
    WITH                  10.      SHARED DISPOSITIVE POWER               -0-


11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 2,048,240

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                  / /

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 14.23% [obtain o/s shares from final pro]





                              Page 3 of 12 Pages

14.      TYPE OF REPORTING PERSON*

                 CO


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION





                              Page 4 of 12 Pages

                                AMENDMENT NO. 1
                        STATEMENT PURSUANT TO RULE 13d-1
                                     OF THE
                         GENERAL RULES AND REGULATIONS
                                   UNDER THE
                        SECURITIES EXCHANGE ACT OF 1934



Item 2.   Identity and Background

          Item 2 is amended and supplemented by replacing the information previously filed under this item the following:

          As of November 1, 1996 the corporate structure of the reporting person and its parent companies and affiliates changed. The corporate name of the reporting person, Internationale Nederlanden (U.S.) Capital Corporation, a Delaware corporation, was changed to ING (U.S.) Capital Corporation ("Holder"). Holder is engaged in the financial investment business and maintains its principal place of business at 135 East 57th Street, New York, New York 10022.

          Holder plans to transfer the Warrants to a newly formed, wholly owned subsidiary, ING (U.S.) Investment Corporation, a Delaware corporation, ("U.S. Investments"), having the same business address as Holder.

          Holder is a wholly owned subsidiary of ING (U.S.) Capital Financial Holdings Corporation, ("U.S. Capital Holdings"), a holding company with subsidiaries engaged principally in the financial services business. U.S. Capital Holdings is organized under the laws of the State of Delaware and its principal executive office is located at 135 East 57th Street, New York, New York 10022. U.S. Capital Holdings is a wholly owned subsidiary of ING (U.S.) Financial Holdings Corporation ("U.S.Holdings"),organized under the laws of the State of Delaware and having its principal executive office is located at 135 East 57th Street, New York, New York 10022.

          U.S. Holdings is a wholly owned subsidiary of ING Bank N.V. ("INB"). INB is organized under the laws of The Netherlands and has its principal executive offices at De Amesterdamse Poort, 1102 MG, Amsterdam Zuid - Oost, Postbus 1800, 1000 AV, Amsterdam, The Netherlands. INB is engaged principally in the financial services business.

          INB is a wholly owned subsidiary of ING Groep N.V. ("ING"), a holding company organized under the laws of The Netherlands with subsidiaries engaged principally in the financial services business. ING's principal executive office is located at Strawinskylaan 2631, Postbus 810, 1000 AV Amsterdam, The Netherlands.





                              Page 5 of 12 Pages

          Schedule 1 attached hereto and incorporated herein by reference sets forth certain additional information with respect to each executive officer and director of (i) Holder, (ii) U.S. Investments (iii) U.S. Capital Holdings, (iv) U.S. Holdings, (v) INB and (vi) ING.

          During the last five years, none of (i) Holder, (ii) U.S. Investments
(iii) U.S. Capital Holdings, (iv) U.S. Holdings, (v) INB, (vi) ING and, (vii) to the best knowledge of Holder, the persons identified in Schedule 1, has been
(a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 5.   Interest in Securities of the Issuer.

          Item 5 is amended and supplemented by adding to the information previously filed under this item the following:

          (a)    Except as described previously herein, none of (i) Holder,
(ii) U.S. Investments (iii) U.S. Capital Holdings, (iv) U.S. Holdings, (v) INB,
(vi) ING and, (vii) to the best knowledge of Holder, the persons identified in
Schedule 1 hereto, presently beneficially own any Common Stock.

          (c) Except as indicated herein, no transactions in the shares of Common Stock have been effected by (i) Holder, (ii) U.S. Investments (iii) U.S. Capital Holdings, (iv) U.S. Holdings, (v) INB, (vi) ING and, (vii) to the best knowledge of Holder, by any of the persons listed on Schedule 1 hereto, during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          Item 6 is amended and supplemented by adding to the information previously filed under this item the following:

          On December 16, 1996 the Issuer received the proceeds from two public offerings: on the sale of 6,750,000 shares of Common Stock and $125,000,000 of Senior Notes due 2006 (the "Public Offerings"). A portion of the net proceeds from the Public Offerings was used to repay to Holder the remaining balances on two revolving loan commitments and the Term Loan of fourteen million five hundred thousand dollars ($14,500,000). The Term Loan had been convertible into Series B Preferred Stock, which was convertible into 2,416,667 shares of Common Stock of the Issuer. Therefore, the number of shares beneficially held by Holder is now 2,048,240 or 14.23% of the outstanding shares of the Issuer.





                              Page 6 of 12 Pages

Item 7.   Material to be filed as Exhibits.

          None.





                              Page 7 of 12 Pages

                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 16, 1996

                                  ING (U.S.) CAPITAL CORPORATION

                                  By:  /s/ William A. Austin
                                       -------------------------
                                       Name: William A. Austin
                                       Title: General Counsel





                              Page 8 of 12 Pages

                                  SCHEDULE 1

          Schedule 1 is amended and supplemented by adding to the information previously filed under this item the following:

          Set forth below is the name and position of each of the executive officers and directors of (i) Holder, (ii) U.S. Investments (iii) U.S. Capital Holdings, (iv) U.S. Holdings, (v) INB and (vi) ING.

          Except as otherwise indicated, the principal occupation of each person listed below is as a Senior Officer of Holder, U.S. Investments, U.S. Capital Holdings, U.S. Holdings, INB and/or ING, as the case may be. Unless otherwise indicated, each person for the U.S. entities is a citizen of the United States and for INB and ING, a citizen of The Netherlands.

          The business address of each person at Holder, U.S. Investments, U.S. Capital Holdings, and U.S. Holdings is 135 East 57th Street, New York, New York 10022. The business address of each person at INB is De Amsterdamse Poort, 1102 MG, Amsterdam Zuid - Oost, Postbus 1800, 1000 AV, Amsterdam, The Netherlands. The business address of each person at ING is Strawinskylaan 2631, Postbus 810, 1000 AV Amsterdam, The Netherlands.


                      ING (U.S.) INVESTMENT CORPORATION

Executive Officers
------------------

Name                                  Position
----                                  --------
Timothy Schantz                       President
William A. Austin                     General Counsel
Joseph Kaminsky                       Senior Vice President


Directors
---------

                                      Principal Occupation
Name                                  (if other than as indicated above)
----                                  ----------------------------------
Lane C. Grijns (Netherlands)
J. Clarke Gray





                              Page 9 of 12 Pages

                 ING (U.S.) CAPITAL CORPORATION

Executive Officers

Name                                  Position
----                                  --------
Timothy Schantz                       President
Bart Staal (Netherlands)              Chief Executive Officer
J. Clarke Gray                        Chief Operating Officer

Directors
---------

                                      Principal Occupation
Name                                  (if other than as indicated above)
----                                  ----------------------------------

Timothy Schantz                       Director
Bart Staal (Netherlands)              Director
J. Clarke Gray                        Director


             ING (U.S.) CAPITAL FINANCIAL HOLDINGS CORPORATION

Executive Officers
------------------

Name                                  Position
----                                  --------

Timothy Schantz                       President


Directors
---------

                                      Principal Occupation
Name                                  (if other than as indicated above)
----                                  ----------------------------------

Timothy Schantz                       Director
Bart Staal (Netherlands)              Director, Chairman





                             Page 10 of 12 Pages

                  ING (U.S.) FINANCIAL HOLDINGS CORPORATION

Executive Officers
------------------

Name                                  Position
----                                  --------
Lane C. Grijns (Netherlands)          President
Bart Staal (Netherlands)              Executive Vice President

Directors
---------

                                      Principal Occupation
Name                                  (if other than as indicated above)
----                                  ----------------------------------

Lane C. Grijns (Netherlands)          Director
Bart Staal (Netherlands)              Director
H. Lindenbergh (Netherlands)          Director, Chairman
M. Minderhoud (Netherlands)           Director, Vice Chairman


                        ING BANK N.V.

Executive Officers
------------------

Name                                  Position
----                                  --------

G.J.A. van der Lugt                   Chairman
J.H.M. Lindenbergh                    Member
C. Maas                               Member
M. Minderhoud                         Member

Directors
---------
                                      Principal Occupation
Name                                  (if other than as indicated above)
----                                  ----------------------------------

J. W. Berghuis                        Vice Chairman, Executive Board, Koninklijke
                                        Pakhoed N.V.
J. Kamminga                           Chairman of the Board, MKB Nederland; director of
                                        Makelaarskantoor J. Kamminga & Zonen B.V.
O.H.S. van Royen                      Retired
G. Verhagen                           Retired
P.F. van der Heijden





                             Page 11 of 12 Pages

                      ING GROUP N.V.

Executive Officers
------------------

Name                                  Position
----                                  --------
A.G. Jacobs                           Chairman
G.J.A. van der Lugt                   Vice Chairman
J.H. Holsboer                         Member
H. Huizinga                           Member
E. Kist                               Member
J.H.M. Lindenbergh                    Member
C. Maas                               Member
M. Minderhoud                         Member

Directors
---------
                                  Principal Occupation
Name                              (if other than as indicated above)
----                              ----------------------------------

J.B. Erbe,                        Retired
    Chairman
L.A.A. van den Berghe             Professor at Erasmus University of Rotterdam,
     (Belgium)                       The Netherlands (Economics and management of
                                     insurance companies)
J.W. Berghuis                     Vice Chairman, Executive Board, Koninklijke
                                     Pakhoed N.V.

J. Kamminga                       Chairman of the Board, MKB Nederland; director
                                     of Makelaarskantoor J. Kamminga & Zonen B.V.
O.H.A. van Royen                  Retired
J.J. van Rijn                     Retired
G. Verhagen                       Retired
  Vice Chairman
P.F. van der Heijden
M. Ververs                        Chairman of Executive Board, Wolters Kluwer N.V.
  Vice Chairman





                             Page 12 of 12 Pages